Signing Day Sports, Inc.

8355 East Hartford Rd., Suite 100

Scottsdale, AZ 85255

August 31, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Inessa Kessman
Robert Littlepage
Lauren Pierce
Matthew Crispino

Re:	Signing Day Sports, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 1, 2023
File No. 333-271951

Ladies and Gentlemen:

We hereby submit the responses of Signing Day Sports, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated August 9, 2023, providing the Staff’s comments with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed on August 1, 2023 (the “Registration Statement”), and an update to the response of the Company to the comments of the Staff set forth in the Staff’s letter, dated July 14, 2023, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on June 30, 2023 (the “July 2023 Staff Letter”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment to Form S-1 filed on August 1, 2023

Results of Operations
Cost of Revenue, page 46

1.	We note your response to comment 2 and your new disclosure on page 47. Since there are several reasons for the decrease in cost of revenue, please quantify each factor that contributed to the decrease. Also, discuss how much development cost were capitalized and when you expect these costs will be amortized to cost of revenue.

Response: We have revised the Registration Statement as requested by the Staff.

Note 12 - Stockholder’s Deficit

Equity Incentive Plan, page F-39

2.	Please disclose the specific vesting terms for all stock based compensation. We refer to guidance in ASC 718-10-50-2.

Response: We have revised Note 10, “Stockholder’s Deficit,” to the unaudited consolidated financial statements included with the Registration Statement as requested by the Staff.

Form S-1/A filed June 30, 2023

Critical Accounting Policies

Stock Based Compensation, page 59

3.	We note you issued stock options in September 2022, March 2023, April 2023, and May 2023. We also note that you now disclose an estimated initial public offering price of $4.00 per share. Since you now have an estimated initial public offering price, please provide disclosure in your critical accounting policies and estimates as previously requested in our comment 14 from our letter dated December 7, 2022. Specifically, provide an analysis that includes the date and amount of each stock option granted along with estimated fair value of the underlying shares of common stock. Reconcile and explain the differences between the fair values determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions with the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement. Continue to provide updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.

Response: We have updated the Registration Statement to address the Staff’s request in comment 7 of the July 2023 Staff Letter to provide the requested analysis for all equity related transactions through the effectiveness date of the registration statement, including expanded disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies” and related updates to other sections of the Registration Statement.

In addition, below is an update to the discussion and reconciliation of the differences between the fair values determined on each grant date, including the difference between the most recent grant date fair value and the Company’s offering range that was provided in the Company’s response to the Staff’s comment 7 of the July 2023 Staff Letter.

Summary of Equity Grants and Common Stock Valuations

The discussion under the heading “Summary of Equity Grants and Common Stock Valuations” of the Company’s response to the Staff’s comment 7 of the July 2023 Staff Letter is incorporated by reference herein.

From August 2022 to January 2023, the Company conducted a private placement of the Company’s 8% convertible unsecured promissory notes and respective warrants under subscription agreements with a number of accredited investors. Pursuant to the agreements, we issued 15 convertible notes and respective warrants for aggregate loans of $1,465,000. The convertible notes bear interest at 8% annually, and were initially due to mature on August 8, 2023 unless converted in accordance with their terms. On August 7, 2023, an agreement was signed with the holders of the majority of the outstanding balance under these convertible notes. The agreement amended the maturity date of all of these convertible notes to August 8, 2025. Pursuant to the agreement, a provision in the convertible notes providing for an increase of the outstanding balance under the convertible notes to 120% of the original principal amount upon non-repayment by the maturity date was accelerated, and the outstanding balance under the convertible notes was increased in aggregate to $1,758,000. The agreement also provided for the immediate conversion of the additional amount of the outstanding balance under the convertible notes into 146,500 shares of common stock at $2.00 per share instead of the applicable optional conversion price, approximately $3.29 per share at the time of the conversion, not including any accrued but unpaid interest, which was waived with respect to the converted outstanding balance. As a result, the 8% convertible unsecured promissory notes’ aggregate underlying principal was $1,465,000 both before and after such increase of the outstanding balance and conversion of such increase. In connection with this agreement. In connection with this transaction, the estimated fair value of the underlying shares of common stock was reduced from $2.22 as of March 31, 2023 to $2.00 as of August 7, 2023, reflecting an assumed 65% probability that the Company would complete an initial public offering and an assumed 35% probability that the Company would continue to operate privately.

Explanation and Reconciliation of Difference Between the Fair Value of the Company’s Common Stock in August 2022, March 2023, and August 2023 and the Estimated Initial Public Offering Range

The discussion under the heading “Explanation and Reconciliation of Difference Between the Fair Value of the Company’s Common Stock in August 2022 and March 2023 and the Estimated Initial Public Offering Range” of the Company’s response to the Staff’s comment 7 of the July 2023 Staff Letter is incorporated by reference herein.

We believe that the difference between the fair value of our common stock as of March 31, 2023 and August 7, 2023 is the result of a number of factors, including the following:

●	The assumed probability of completing an initial public offering from March 31, 2023 to August 7, 2023 decreased from 70% to approximately 65%, respectively, due to an extension of the estimated time to the completion of the Company’s initial public offering;

●	The maturity date of the 8% convertible unsecured promissory notes was scheduled to lapse prior to being converted upon an assumed initial public offering, and warranted an incentive to discount the conversion price of approximately 9.9% from the estimated fair value of the common stock as of March 31, 2023; and

●	A decrease in growth capital that resulted from the extension of the time to the completion of the Company’s initial public offering beyond the previously estimated completion date.

The Company believes that the difference between fair value of the Company’s common stock as of August 7, 2023 and the estimated price range for the Company’s initial public offering of $4.00 to $6.00 per share of common stock is the result of a number of factors, including the following:

●	The completion of the initial public offering with no weighting placed on any other outcome such as a private going concern or acquisition. As a result, the assumed initial public offering price effectively weights the completion of the initial public offering at 100%. In contrast, the weighted probability of completing an initial public offering as of August 7, 2023 was approximately 65%.

●	The initial public offering price range assumes that the initial public offering is completed and a public market for our common stock will develop, and excludes any marketability or minority discount for our common stock. The determination of the fair value as of August 7, 2023 reflected the value of our common stock on a non-marketable basis given the uncertainty of how the market would develop for an initial public offering in the subsequent months.

●	The initial public offering also assumes our receipt of net proceeds would substantially strengthen our balance sheet, allow capital for growth initiatives, and mitigate some financial risks associated with operating as a private company.

●	Other objective and subjective factors in the fair value determination that are applicable to valuations based on private company valuation methodologies may not have been taken into account in the analysis performed by the underwriters of the Company’s initial public offering in considering the estimated preliminary price range for the initial public offering.

As previously noted in the Company’s response to the Staff’s comment 7 of the July 2023 Staff Letter and also as noted above, as is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and the underwriters of the Company’s initial public offering, and was based on factors that are not necessarily the same or that were not necessarily applied in the same way as the factors used in determining fair value including those described above. Among the factors that were considered in setting this range were the following:

●	the information set forth in the Company’s prospectus and otherwise available to the representative of the underwriters of the Company’s initial public offering;

●	the Company’s prospects and the history and prospects for the industry in which the Company competes;

●	an assessment of the Company’s management;

●	the Company’s prospects for future revenue and earnings;

●	the recent prices of, and demand for, shares sold by the Company prior to the initial public offering;

●	the general condition of the securities markets at the time of the initial public offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the representative of the underwriters of the Company’s initial public offering.

We will continue to provide the Staff with updates to the above analysis and analysis of any other applicable equity-related transactions through the effectiveness date of the Registration Statement.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (480) 220-6814 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Signing Day Sports, Inc.

	By:	/s/ Daniel D. Nelson
Daniel D. Nelson
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.

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